Exhibit 99.1

Can Fite Files Patent for  Namodenoson to Overcome Drug Resistance to
Checkpoint Inhibitors for Oncology Indications

●	Namodenoson may create powerful combination treatment with checkpoint inhibitors currently on the market

●	Checkpoint inhibitors, including PD-1 and PD-L1 inhibitors, are a novel class of oncology drugs

●	Global market value of checkpoint inhibitors estimated to reach $56.5 billion by 2025

PETACH TIKVA, Israel, February 24, 2020 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biopharmaceutical company with a pipeline of proprietary small molecule drugs that address inflammatory, cancer and liver diseases, today announced it has filed a patent application for its drug candidate Namodenoson to be used as a combination therapy with checkpoint inhibitors. Titled “Programmed Death 1/Programmed Death Ligand 1 (PD-1/PD-L1) Axis Inhibitor For Use In Combination With An A3 Adenosine Receptor (A3AR) Ligands”, the patent application addresses various oncology indications including advanced hepatocellular carcinoma (HCC), the most common form of liver cancer. Namodenoson is currently being developed by Can-Fite as a monotherapy for HCC, with a Phase III study expected to commence in 2020.

Checkpoint inhibitors, including PD-1 and PD-L1 inhibitors, are a novel class of oncology drugs with a global market value of $10.6 billion in 2017 and estimated to reach $56.5 billion by 2025 according to Allied Market Research. PD-1 and PD-L1 comprise the largest category within the checkpoint inhibitor market, driven by sales of pembrolizumab and nivolumab.

Patients respond very well to checkpoint inhibitors, however a high percentage may develop resistance to the drugs. New studies show that activation of the β-catenin protein in tumor cells helps cancer to escape detection by the body’s natural immune mechanisms and creates resistance to PD-1 and PD-L1 checkpoint inhibitors, including nivolumab and pembrolizumab, two of the most broadly used checkpoint inhibitors on the market today. In pre-clinical studies, Can-Fite’s Namodenoson has shown to significantly inhibit the expression of PD-L1 in liver pathological cells, and therefore has the potential to boost the efficacy of drugs that inhibit PD-1 and PD-L1 by helping patients overcome resistance to the drug.

“The capability of Namodenoson to inhibit the β-catenin pathway in cancer cells has the potential to play a key role in the efficacy of checkpoint inhibitors and may overcome resistance. Based on its mechanism of action, Namodenoson has anti-cancer properties as a monotherapy which may support its use as a powerful combination treatment with checkpoint inhibitors currently on the market,” stated Can-Fite CEO Dr. Pnina Fishman.

About Namodenoson

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated as a second line treatment for hepatocellular carcinoma, with a recently completed Phase II trial and planned Phase III trial in this indication. The drug is currently in an ongoing Phase II trial as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s lead drug candidate, Piclidenoson, is currently in Phase III trials for rheumatoid arthritis and psoriasis. Can-Fite’s liver cancer drug, Namodenoson, recently completed a Phase II trial for hepatocellular carcinoma (HCC), the most common form of liver cancer, and is in a Phase II trial for the treatment of non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, market risks and uncertainties, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; statements as to the impact of the political and security situation in Israel on our business; and risks and other risk factors detailed in Can-Fite’s filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114